

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2015

Mr. Joseph H. Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

      Re: Meredith Corporation
              Form 10-K for the year ended June 30, 2014
              Filed August 27, 2014
              File No. 001-05128

Dear Mr. Ceryanec:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa Raminpour

                      Melissa Raminpour
                      Branch Chief